

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2021

Anna Paglia
Chief Executive Officer
Invesco CurrencyShares British Pound Sterling Trust
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

> **Re: Invesco CurrencyShares British Pound Sterling Trust**
> **Registration Statement on Form S-3**
> **Filed August 2, 2021**
> **File No. 333-258370**

Dear Ms. Paglia:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Dana Brown at 202-551-3859 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance